SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

Amendment No. 1

CEMEX, S.A. de C.V.

(Name of Subject Company (Issuer))

CEMEX, S.A. de C.V.

(Names of Filing Persons (Issuer))

Appreciation Warrants

(Title of Class of Securities)

151290863

(CUSIP Number of Class of Securities)

Lic. Ramiro Villareal

General Counsel

CEMEX, S.A. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre, Garza García

Nuevo León, México 66265

(011-5281) 8888-8888

(Name, address and telephone number of person authorized  to receive notices and communications on behalf of the filing person)

Copy to:

Robert M. Chilstrom, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*: $75,447,066	Amount of Filing Fee**: $6,103.67

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding appreciation warrants (“Appreciation Warrants”) (including appreciation warrants represented by American Depositary Warrants (ADWs)) of CEMEX, S.A. de C.V., at the maximum tender offer price of Ps8.10 per Appreciation Warrant in cash in Mexican Pesos (U.S.$0.73 per appreciation warrant at an exchange rate of Ps11.143 per U.S. dollar, which was the noon buying rate on November 14, 2003). As of November 17, 2003, there were 103,790,945 Appreciation Warrants (including Appreciation Warrants represented by ADWs) outstanding. The amount of the filing fee was calculated at a rate of $80.90 for each $1,000,000 of the transaction value.
**	Previously paid.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by CEMEX, S.A. de C.V. (“CEMEX”), a corporation organized under the laws of the United Mexican States (“Mexico”), to purchase (the “Offer”) at the Selected Purchase Price (as defined in the Offer to Purchase referenced below) all of its issued and outstanding Appreciation Warrants (including Appreciation Warrants represented by ADWs, each ADW representing five Appreciation Warrants), that are tendered in the Offer at or below the Selected Purchase Price, which will be a single price in Mexican Pesos not greater than Ps8.10 per Appreciation Warrant (U.S.$ equivalent of Ps40.50 per ADW) nor less than Ps5.10 per Appreciation Warrant (U.S.$ equivalent of Ps25.50 per ADW) in cash. CEMEX reserves the right to extend the Offer for up to three months or terminate the Offer, in its sole and absolute discretion, which may be for any or no reason, and to otherwise amend the Offer in any respect. The Offer is subject to the terms and conditions set forth in the Offer to Purchase dated November 17, 2003 (the “Offer to Purchase”) and in the related letter of transmittal (which, as either may be amended or supplemented from time to time, together constitute the “Disclosure Documents”). The Offer to Purchase and the letter of transmittal are attached to the Schedule TO filed by CEMEX on November 17, 2003, as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on November 17, 2003 by supplementing the disclosure previously provided in response to Item 5(e) and by filing additional exhibits.

The responses to the items of the Schedule TO filed on November 17, 2003 are hereby amended and supplemented as follows:

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5(e) of the Schedule TO is hereby amended and supplemented by adding the following language:

On July 12, 2002, we entered into a stock purchase agreement with AIG Asian Infrastructure Fund II LP, or AIG, to purchase 847,638 shares of CEMEX Asia Holdings, Ltd., or CAH, common stock (approximately 8.33% of the outstanding share capital of CAH) from AIG in exchange for 16,111,567 Ordinary Participation Certificates of CEMEX, or CPOs, (subject to anti-dilution adjustments), which exchange was originally scheduled to take place in four equal quarterly tranches commencing on March 31, 2003. On April 3, 2003, we amended the terms of the July 12, 2002 agreement with AIG. Instead of purchasing the 847,638 CAH shares in four equal quarterly tranches commencing on March 31, 2003, we agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004.

On July 12, 2002, we entered into a stock purchase agreement with Pan Asian Cement Investors L.P., or Pan Asian, to purchase 127,146 shares of CAH common stock (approximately 1.25% of the outstanding share capital of CAH) from Pan Asian in exchange for 2,416,741 CPOs (subject to anti-dilution adjustments), which exchange was originally scheduled to take place in four equal quarterly tranches commencing on March 31, 2003. On April 3, 2003, we amended the terms of the July 12, 2002 agreement with Pan Asian. Instead of purchasing the 127,146 CAH shares in four equal quarterly tranches commencing on March 31, 2003, we agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004.

On July 12, 2002, we entered into a stock purchase agreement with Iona Investment Pte. Ltd., or Iona, to purchase 423,818 shares of CAH common stock (approximately 4.17% of the outstanding share capital of CAH) from Iona in exchange for 8,055,764 CPOs (subject to anti-dilution adjustments), which exchange was originally scheduled to take place in four equal quarterly tranches commencing on March 31, 2003. On April 3, 2003, we amended the terms of the July 12, 2002 agreement with Iona. Instead of purchasing the 423,818 CAH shares in four equal quarterly tranches commencing on March 31, 2003, we agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004.

On July 12, 2002, we entered into a stock purchase agreement with GIMV N.V., or GIMV, to purchase 84,763 shares of CAH common stock (approximately 0.83% of the outstanding share capital of CAH) from GIMV in exchange for 1,611,141 CPOs (subject to anti-dilution adjustments), which exchange was scheduled to take place in four equal quarterly tranches commencing on March 31, 2003. The exchange of 63,572 of the CAH shares took place in three quarterly tranches commencing on March 31, 2003, with the exchange of the fourth tranche of 21,191 CAH shares scheduled for December 31, 2003.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety, as follows:

(a	)(1)(A)	Offer to Purchase dated November 17, 2003.*

(a	)(1)(B)	Letter of Transmittal.*

(a	)(1)(C)	Letter to Broker-Dealers dated November 17, 2003.*

(a	)(1)(D)	Letter to Clients dated November 17, 2003.*

(a	)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(F)	Press Release dated November 17, 2003.*

(b	)	Not applicable.

(c	)	Not applicable.

(d	)(1)(A)

Forward Contract and Confirmation between Wachovia Bank, National Association (“Wachovia”) and Centro Distribuidor de Cemento, S.A. de C.V. (“CEDICE”), dated as of September 4, 2003 (Reference No. 612904/612903).*

(d	)(1)(B)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612905/612907).*

(d	)(1)(C)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612889/612890).*

(d	)(1)(D)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612891/612892).*

(d	)(1)(E)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612885/612887).*

(d	)(2)(A)	Forward Contract and Confirmation between Citibank, N.A. and Empresas Tolteca de Mexico, S.A. de C.V., dated as of December 23, 2002 (Reference No. EO2-94566).*

(d	)(3)(A)

Forward Contract and Confirmation between Banco Santander Mexicano, S.A. (“Banco Santander”), Institución de Banca Multiple (“Multiple”), Grupo Financiero Santander Serfin (“Grupo Santander”) and CEDICE dated as of April 7, 2003 (Reference No. 6032-001).*

(d	)(3)(B)	Amendment to Confirmation between Banco Santander, Multiple, Grupo Santander and CEDICE dated as of August 28, 2003 (Reference No. 6032-001).*

(d	)(4)(A)	Forward Contract and Confirmation between Dresdner Bank AG and CEDICE dated as of October 29, 2003 (Reference No. 18498/9-R1).*

(d	)(5)(A)	Forward Contract and Confirmation between Credit Agricole Lazard Financial Products Bank (“Credit Agricole”) and CEDICE dated as of September 27, 2001.*

(d	)(5)(B)	Amendment to Confirmation between Credit Agricole and CEDICE dated as of March 26, 2003.*

(d	)(6)(A)	Forward Contract and Confirmation between Bear, Stearns International Limited and CEDICE dated as of August 6, 2001 (Reference No. NY13996 – Amended II).*

(d	)(7)(A)	Forward Contract and Confirmation between UBS, AG, London Branch (“UBS”) and CEDICE, dated as of September 17, 2003 (Reference No. STM0745770).*

(d	)(7)(B)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745772).*

(d	)(7)(C)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745774).*

(d	)(7)(D)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745776).*

(d	)(8)(A)	Forward Contract and Confirmation between JPMorgan Chase Bank (“JPMorgan Chase”) and CEDICE, dated as of August 20, 2003 (Reference No. 2332487).*

(d	)(8)(B)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119030).*

(d	)(8)(C)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119029).*

(d	)(8)(D)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2280978).*

(d	)(8)(E)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 7, 2003 (Reference No. 2309481).*

(d	)(8)(F)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119032).**

(d	)(8)(G)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 28, 2003 (Reference No. 2302413).*

(d	)(8)(H)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 28, 2003 (Reference No. 2302425).*

(d	)(8)(I)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of November 14, 2003 (Reference No. 2335840).**

(d	)(8)(J)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of November 14, 2003 (Reference No. 2342682).**

(d	)(9)(A)	Trust Agreement number 110910-1 dated August 10, 1995 (as from time to time amended) between CEMEX (as settlor and beneficiary) and Banco Nacional de Mexico, S.A., Division Fiduciaria (as trustee).*

(d	)(10)(A)	Trust Agreement number 111132-7 dated December 13, 2001 between CEMEX and CEDICE (as settlors), and Banco Nacional de Mexico, S.A., Division Fiduciaria (as trustee).*

(d	)(11)(A)

Trust Agreement dated December 9, 1999 between the persons named in Annex A as first settlers-beneficiaries, the other persons named in Annex B as second settlers-beneficiaries, CEMEX as lending trustee and Citibank, N.A. as trustee.*

(d	)(12)(A)

Trust Agreement number 111174-2 dated February 27, 2003 between CEMEX employees as settlors and beneficiaries and Banco Nacional de Mexico, S.A., Integrante del grupo Financiero Banamex, División Fiduciaria.*

(d	)(13)(A)	Trust Agreement dated February 19, 1999 between the persons named in Annex A as first settlers-beneficiaries and Citibank, N.A. as trustee.*

(d	)(14)(A)	Call option agreement dated March 1, 2003 among CEDICE and Banco Nacional de Mexico, Grupo Financiero Banamex, Division Fiduciaria as trustee under Trust number 111174-2.*

(d	)(15)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and AIG Asian Infrastructure Fund II LP (“AIG”).**

(d	)(15)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and AIG.**

(d	)(15)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and AIG.**

(d	)(16)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and Pan Asian Cement Investors, L.P. (“Pan Asian”).**

(d	)(16)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and Pan Asian.**

(d	)(16)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and Pan Asian.**

(d	)(17)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and Iona Investment Pte. Ltd. (“Iona”).**

(d	)(17)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and Iona.**

(d	)(17)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and Iona.**

(d	)(18)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and GIMV N.V.**

(e	)	Not applicable.

(f	)	Not applicable.

(g	)	Not applicable.

(h	)(1)(A)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. federal tax matters.**

(h	)(2)(A)	Opinion of C.P. Eutimio Medellin, Corporate Tax Manager of CEMEX, with respect to Mexican federal tax matters.**

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2003

CEMEX, S.A. de C.V.

By:	/s/ Rodrigo Treviño
Name: Rodrigo Treviño Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.		Description

(a	)(1)(A)	Offer to Purchase dated November 17, 2003.*

(a	)(1)(B)	Letter of Transmittal.*

(a	)(1)(C)	Letter to Broker-Dealers dated November 17, 2003.*

(a	)(1)(D)	Letter to Clients dated November 17, 2003.*

(a	)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(F)	Press Release dated November 17, 2003.*

(b	)	Not applicable.

(c	)	Not applicable.

(d	)(1)(A)

Forward Contract and Confirmation between Wachovia Bank, National Association (“Wachovia”) and Centro Distribuidor de Cemento, S.A. de C.V. (“CEDICE”), dated as of September 4, 2003 (Reference No. 612904/612903).*

(d	)(1)(B)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612905/612907).*

(d	)(1)(C)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612889/612890).*

(d	)(1)(D)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612891/612892).*

(d	)(1)(E)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612885/612887).*

(d	)(2)(A)	Forward Contract and Confirmation between Citibank, N.A. and Empresas Tolteca de Mexico, S.A. de C.V., dated as of December 23, 2002 (Reference No. EO2-94566).*

(d	)(3)(A)

Forward Contract and Confirmation between Banco Santander Mexicano, S.A. (“Banco Santander”), Institución de Banca Multiple (“Multiple”), Grupo Financiero Santander Serfin (“Grupo Santander”) and CEDICE dated as of April 7, 2003 (Reference No. 6032-001).*

(d	)(3)(B)	Amendment to Confirmation between Banco Santander, Multiple, Grupo Santander and CEDICE dated as of August 28, 2003 (Reference No. 6032-001).*

(d	)(4)(A)	Forward Contract and Confirmation between Dresdner Bank AG and CEDICE dated as of October 29, 2003 (Reference No. 18498/9-R1).*

(d	)(5)(A)	Forward Contract and Confirmation between Credit Agricole Lazard Financial Products Bank (“Credit Agricole”) and CEDICE dated as of September 27, 2001.*

(d	)(5)(B)	Amendment to Confirmation between Credit Agricole and CEDICE dated as of March 26, 2003.*

(d	)(6)(A)	Forward Contract and Confirmation between Bear, Stearns International Limited and CEDICE dated as of August 6, 2001 (Reference No. NY13996 – Amended II).*

(d	)(7)(A)	Forward Contract and Confirmation between UBS, AG, London Branch (“UBS”) and CEDICE, dated as of September 17, 2003 (Reference No. STM0745770).*

(d	)(7)(B)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745772).*

(d	)(7)(C)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745774).*

(d	)(7)(D)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745776).*

Exhibit No.		Description

(d	)(8)(A)	Forward Contract and Confirmation between JPMorgan Chase Bank (“JPMorgan Chase”) and CEDICE, dated as of August 20, 2003 (Reference No. 2332487).*

(d	)(8)(B)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119030).*

(d	)(8)(C)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119029).*

(d	)(8)(D)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2280978).*

(d	)(8)(E)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 7, 2003 (Reference No. 2309481).*

(d	)(8)(F)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119032).**

(d	)(8)(G)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 28, 2003 (Reference No. 2302413).*

(d	)(8)(H)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 28, 2003 (Reference No. 2302425).*

(d	)(8)(I)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of November 14, 2003 (Reference No. 2335840).**

(d	)(8)(J)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of November 14, 2003 (Reference No. 2342682).**

(d	)(9)(A)	Trust Agreement number 110910-1 dated August 10, 1995 (as from time to time amended) between CEMEX (as settlor and beneficiary) and Banco Nacional de Mexico, S.A., Division Fiduciaria (as trustee).*

(d	)(10)(A)	Trust Agreement number 111132-7 dated December 13, 2001 between CEMEX and CEDICE (as settlors), and Banco Nacional de Mexico, S.A., Division Fiduciaria (as trustee).*

(d	)(11)(A)

Trust Agreement dated December 9, 1999 between the persons named in Annex A as first settlers-beneficiaries, the other persons named in Annex B as second settlers-beneficiaries, CEMEX as lending trustee and Citibank, N.A. as trustee.*

(d	)(12)(A)

Trust Agreement number 111174-2 dated February 27, 2003 between CEMEX employees as settlors and beneficiaries and Banco Nacional de Mexico, S.A., Integrante del grupo Financiero Banamex, División Fiduciaria.*

(d	)(13)(A)	Trust Agreement dated February 19, 1999 between the persons named in Annex A as first settlers-beneficiaries and Citibank, N.A. as trustee.*

(d	)(14)(A)	Call option agreement dated March 1, 2003 among CEDICE, and Banco Nacional de Mexico, Grupo Financiero Banamex, Division Fiduciaria as trustee under Trust number 111174-2.*

(d	)(15)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and AIG Asian Infrastructure Fund II LP (“AIG”).**

(d	)(15)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and AIG.**

(d	)(15)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and AIG.**

(d	)(16)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and Pan Asian Cement Investors, L.P. (“Pan Asian”).**

Exhibit No.		Description

(d	)(16)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and Pan Asian.**

(d	)(16)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and Pan Asian.**

(d	)(17)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and Iona Investment Pte. Ltd. (“Iona”).**

(d	)(17)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and Iona.**

(d	)(17)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and Iona.**

(d	)(18)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and GIMV N.V.**

(e	)	Not applicable.

(f	)	Not applicable.

(g	)	Not applicable.

(h	)(1)(A)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. federal tax matters.**

(h	)(2)(A)	Opinion of C.P. Eutimio Medellin, Corporate Tax Manager of CEMEX, with respect to Mexican federal tax matters.**

*	Previously filed.
**	Filed herewith.